Pursuant to Rule 425 under the Securities
                                  Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                  Subject Company:  Wachovia Corporation
                                  Commission File No. 1-9021

                                  Date: June 29, 2001


      The following is a press release issued by SunTrust Banks, Inc. on June 28, 2001.

                       [Logo of SunTrust Banks, Inc.]

Contacts:
Investors          Media
Gary Peacock       Barry Koling      George Sard/Debbie Miller/Denise DesChenes
SunTrust           SunTrust          Citigate Sard Verbinnen
404-230-5392       404-230-5268      212-687-8080

For Immediate Release
June 28, 2001


        SUNTRUST LETTER URGES WACHOVIA SHAREHOLDERS TO VOTE AGAINST
                        PROPOSED FIRST UNION MERGER


     ATLANTA, GA - SunTrust Banks, Inc. (NYSE:STI) today sent the following letter to the shareholders of Wachovia Corporation (NYSE:WB) arguing that SunTrust's proposal is superior and urging Wachovia shareholders to vote against the proposed First Union Corporation (NYSE:FTU) merger.

     The text of the letter follows:

                                                              June 28, 2001

Dear Wachovia Shareholder:

     Your vote on Wachovia's proposed merger with First Union is extremely important. In fact, it could be critical to the future value of your investment in Wachovia's shares. The issue, we believe, is clear: Do you want to risk your investment on First Union's promises or do you want Wachovia to enter into good faith negotiations with SunTrust for a merger we believe will be superior to a combination with First Union.

     The answer, in our opinion, is equally clear. You can help defeat the First Union merger by voting "AGAINST" Proposal No. 1 on the enclosed BLUE proxy card. At the same time, your vote "AGAINST" the First Union merger will send a clear and unequivocal message to the Wachovia Board and management that you want Wachovia to come to the table and negotiate in good faith with SunTrust.

     Based on June 27, 2001 closing prices, SunTrust's merger proposal represents an aggregate premium of approximately $413,000,000 over the implied value of First Union's proposal. And with SunTrust's merger proposal you retain your current dividend without having to own a separate security which, even First Union admits, may not qualify for listing, trading or quotation on any exchange or dealer quotation system.

     But the advantages of a SunTrust/Wachovia combination are not just in the numbers. SunTrust is a top quality Southeastern financial institution with a commitment to good management, local markets, quality service and relationship-based banking. SunTrust's commitments translate into results for shareholders - strong stock performance, dividend growth, a high-quality balance sheet and earnings growth. That is why we believe our merger proposal offers you a superior merger with a superior partner at superior value.

             TWO RECENT FIRST UNION ACQUISITIONS: BAD AND WORSE

     With great fanfare, in April 1998, First Union acquired CoreStates Financial Corp., a Pennsylvania-based bank holding company. When First Union announced the deal, it projected its 1999 earnings per share at $4.46. But significant problems followed. First Union lost 19% of CoreStates' customers and suffered major integration problems. This fumble and other difficulties caused First Union to revise its earnings estimates downward twice in 1999, and when the final results were in, earnings per share were only $3.40 - a dramatic 23.8% below First Union's original estimate.

     First Union's acquisition of The Money Store was even worse. Having acquired The Money Store in June 1998, First Union announced in June 2000 that it was shutting it down. The Money Store debacle contributed to restructuring and other charges of $4.9 billion against First Union's earnings in 2000 - one of the largest charges against earnings in the history of corporate America.

     Not surprisingly, First Union shareholders paid dearly for these mistakes when First Union cut its per share dividend in half in the first quarter of 2001. And you should know that this major slash in dividends was announced less than two months after First Union CEO Ken Thompson, in referring to First Union's consideration of its dividend rate, was quoted in the press as stating "we've got plenty of capacity to generate all of the capital we need in this company. At the end of the day, we didn't need to cut the dividend." Do you really believe that First Union will deliver the dividend they have promised you?

                     SUNTRUST: RESULTS YOU CAN COUNT ON

     We believe First Union cannot be relied upon to protect and enhance your investments. In contrast, SunTrust has a record of proven results. Consider the following:

o Superior Performance. Through March 31, 2001, SunTrust had one-year, five-year and ten-year total returns to shareholders (with reinvestment of dividends) of 15.3%, 98.2% and 493.0%, respectively.

     In sharp contrast, First Union's returns (with reinvestment of dividends) were negative 6.2%, and 31.1% and 376.5%, respectively, for the same periods.

o Dividend Growth. SunTrust has increased its per share dividend every year for the past 16 years. From 1996 to 2001 (annualizing our first quarter 2001 dividend), our dividend increases represent a compounded annual growth rate of 14%.

     In sharp contrast, during the same period, First Union's cash dividend dropped from $1.10 in 1996 to $0.96 in 2001 (annualizing First Union's first quarter 2001 dividend) -- a negative 3% compounded annual growth rate.

o Financial Strength and Credit Quality. As of March 31, 2001, SunTrust had a tangible common equity ratio, a key measure of capital strength (the higher the better), of 6.8%, and SunTrust's net charge-off ratio and non-performing asset ratio, two key measures of credit quality (the lower the better), were 0.38% and 0.52%, respectively.

     In contrast, First Union's tangible common equity ratio is 5%, well below SunTrust's (the higher the better), and First Union's net charge-off ratio and non-performing asset ratio were 0.53% and 1.30%, respectively, markedly higher than SunTrust's (the lower the better).

o Earnings Growth. Based on historical results and consensus analyst estimates for 2001, SunTrust's core earnings per share - which we believe is the most important measure of corporate earnings performance - grew at a compounded annual rate of 12% from 1996-2001 (excluding restructuring and merger-related charges and other non-recurring items).

     In contrast, First Union's core earnings per share have a five-year compounded annual growth rate of negative 4% (excluding restructuring and merger-related charges and other non-recurring items).

                 FIRST UNION: TRAMPLING SHAREHOLDER RIGHTS

     First Union, in our view, already has shown a complete disregard for your rights as a shareholder of Wachovia. Earlier this month, SunTrust, acting in accordance with Wachovia's bylaws and then-existing North Carolina law, submitted a proposal to be voted on at Wachovia's upcoming meeting of shareholders. This proposal, if approved by a majority of Wachovia shareholders, would have permitted the holders of 10% of Wachovia shares to call a special meeting of shareholders.

     This was a "good governance" proposal and would have conferred on Wachovia shareholders a right specifically provided for under North Carolina law.

     But First Union did not want you to have this fundamental shareholder right. First Union, with the assistance of Wachovia's management, initiated and lobbied for an immediate change in North Carolina law. In only a matter of days, First Union engineered a new law - found in no other state in the country - which says that shareholders have absolutely no right to call a special meeting unless specifically authorized to do so by the corporation's articles of incorporation. Since North Carolina law already provided that articles of incorporation can be amended only with prior approval of the corporation's board of directors, this new law effectively slammed the door on the ability of Wachovia shareholders to call a meeting
- even if the holders of a majority of Wachovia's stock wanted to do so.

       THE LARGEST SHAREHOLDER ON WACHOVIA'S BOARD OPPOSED WACHOVIA'S
                        REJECTION OF SUNTRUST'S BID

     Morris Offit, a Wachovia director and chief executive officer of its high net worth asset management subsidiary, dissented from the board's decision to reject the SunTrust merger proposal. According to Wachovia's own proxy statement, Mr. Offit dissented based on:

     "his view that he was more comfortable with the SunTrust business model, which he viewed as more retail-oriented compared to the First Union model with its greater emphasis on capital markets activities; and his view that the cultural fit with SunTrust was better because of its focus on relationship-based banking while he regarded First Union as more focused on transactional-based services."

     Excluding unexercised stock options and other unvested stock-based compensation, Mr. Offit owns almost twice as many shares as all other Wachovia directors combined. With his significant stock ownership in Wachovia, we believe Mr. Offit is the director whose interests are most clearly aligned with yours.

          THE FUTURE VALUE OF YOUR INVESTMENT HANGS IN THE BALANCE

     Your vote against the First Union/Wachovia merger is the crucial first step to securing the benefits of the SunTrust/Wachovia merger. Send a strong message to the Wachovia board by voting AGAINST the First Union merger proposal. Your vote is important no matter how many or how few shares you may own. Please sign and date the enclosed BLUE proxy card today and return it in the enclosed postage-prepaid envelope.

Thank you for your support.

Sincerely,
/s/ L. Phillip Humann
L. Phillip Humann
Chairman, President and
Chief Executive Officer

If you have any questions or need assistance in voting your shares, please contact the firm assisting SunTrust in the solicitation of proxies:
Innisfree M&A Incorporated, toll free, 1-877-750-9501.

     SunTrust Banks, Inc., headquartered in Atlanta, Georgia, is the nation's ninth-largest commercial banking organization. As of March 31 2001, SunTrust had total assets of $103.7 billion and total deposits of $65.5 billion. The company operates through an extensive distribution network in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the company provides credit cards, mortgage banking, insurance, brokerage and capital markets services. SunTrust's Internet address is www.suntrust.com

                                   # # #

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia Corporation, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

 The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger;
(5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).